[PRICEWATERHOUSECOOPERS LOGO APPEARS HERE]

                                             PricewaterhouseCoopers LLP
                                             1177 Avenue of the Americas
                                             New York NY 10036
                                             Telephone (212) 596 8000
                                             Facsimile (212) 596 8910



                              November 25, 1998



Securities and Exchange Commission
73 Tremont Street Suite 600
Boston, MA  02108

Dear Sirs:

In compliance with Rule 17f-2 promulgated under the Investment Company Act of 1940, enclosed are our reports covering our examinations of the securities of the Bankers Trust Company's U.S. Bond Index, Liquid Assets, Small Capital, Cash Management, Treasury Money, Tax Free Money, NY Tax Free Money, Equity 500 Index, Utility, Short/Intermediate U.S. Government Securities, Intermediate Tax Free, Capital Appreciation, BT Preservation Plus (wrapped), BT Preservation (unwrapped), Asset Management, Asset Management II, Asset Management III, Small Cap Index, Latin American Equity, Pacific Basin Equity, Global High Yield Securities, EAFE Equity Index, and International Equity Portfolios and Institutional Daily Assets, BT Investment Equity Appreciation, Equity 500 Index, Small Cap Index, EAFE Equity Index and Institutional Treasury Asset Funds at the close of business on February 27, 1998.

                                        Very truly yours,
                                    /s/ PRICEWATERHOUSECOOPERS LLP




KJB:das
Enclosures

[PRICEWATERHOUSECOOPERS LOGO APPEARS HERE]

                                             PricewaterhouseCoopers LLP
                                             1177 Avenue of the Americas
                                             New York NY 10036
                                             Telephone (212) 596 8000
                                             Facsimile (212) 596 8910


To the Board of Trustees of:
U.S. Bond Index Portfolio
Liquid Assets Portfolio
Small Capital Portfolio
Cash Management Portfolio
Treasury Money Portfolio
Tax Free Money Portfolio
NY Tax Free Money Portfolio
Equity 500 Index Portfolio
Utility Portfolio
Short/Intermediate U.S. Government Securiies Portfolio
Intermediate Tax Free Portfolio
Capital Appreciation Portfolio
BT Investment Equity Appreciation Fund
BT Preservation Plus Portfolio (wrapped)
BT Preservation Portfolio (unwrapped)
Institutional Daily Assets Fund
Asset Management Portfolio
Asset Management II Portfolio
Asset Management III Portfolio
Small Cap Index Portfolio
Latin American Equity Portfolio
Pacific Basin Equity Portfolio
Global High Yield Securities Portfolio
EAFE Equity Index Portfolio
Institutional Treasury Asset Fund
International Equity Portfolio
Equity 500 Index Fund
Small Cap Index Fund
EAFE Equity Index Fund

We have examined the investment accounts shown on the books and records of the U.S. Bond Index, Liquid Assets, Small Capital, Cash Management, Treasury Money, Tax Free Money, NY Tax Free Money, Equity 500 Index, Utility, Short/Intermediate U.S. Government Securities, Intermediate Tax Free, Capital Appreciation, BT Investment Equity Appreciation Fund, BT Preservation Plus (wrapped), BT Preservation (unwrapped), Institutional Daily Assets Fund, Asset Management, Asset Management II, Asset Management III, Small Cap Index, Latin American Equity, Pacific Basin Equity,

Page Two
Board of Directors
November 25, 1998

Global High Yield Securities, EAFE Equity Index, Institutional Treasury Asset Fund, International Equity, Equity 500 Index Fund, Small Cap Index Fund, and EAFE Equity Index Fund (the "Portfolios") from the date of our last similar examination on October 31, 1997 to February 27, 1998. Our examination was made without prior notice to the Portfolios.

Securities owned as of the close of business on February 27, 1998, shown by the books and records audited by us, which were accounted for by count or inspection, without exception, were located in the vault of Bankers Trust Company, except for securities purchased but not received, held by depositories, subcustodians, or out for transfer on that date as to which we obtained confirmations or applied other auditing procedures where confirmations were not received.

Our examination of the investment accounts also included, on a test basis, inspection of broker advices and other appropriate evidence in support of security transactions recorded on the Portfolio's records since October 31, 1997.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the investment accounts should be adjusted. Had we performed additional procedures or had we performed an audit of the financial statements in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to any financial statements of the Portfolios taken as a whole.

It is understood that this report is solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.


                                             /s/ PRICEWATERHOUSECOOPERS LLP



New York, New York
November 25, 1998

                                  FORM N-17f-2


Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies
                    Pursuant to Rule 17f-2(17 CFR 270.17f-2)

1. Investment Company Act File Number:              Date examination completed:
        811-4760    BT Investment Funds             February 27, 1998
        811-6071    BT Institutional Funds
        811-6576    BT Pyramid Mutual Funds
        811-7347    BT Advisor Funds

2. State Indentification Number.

AL             AK             AZ             AR             CA             CO
CT             DE             DC             FL             GA             HI
ID             IL             IN             IA             KS             KY
LA             ME             MD             MA             MI             MN
MS             MO             MT             NE             NV             NH
NJ             NM             NY             NC             ND             OH
OK             OR             PA             RI             SC             SD
TN             TX             UT             VT             VA             WA
WV             WI             WY             PUERTO RICO
Other (specify):

3. See 1 above

4. 127 West 10th Street, Kansas City, Missouri

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purpose of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.